2001 Theurer Blvd.

Winona, MN 55987

www.fastenal.com

April 23, 2010

Via EDGAR, U.S. mail, and facsimile (703) 813-6968

Mr. Terence O’Brien

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St, NE

Washington, D.C. 20549-7010

RE:	Fastenal Company

Form 10-K for the fiscal year ended December 31, 2009

Filed February 9, 2010

File No. 0-16125

Dear Mr. O’Brien:

On behalf of Fastenal Company, we hereby submit our response to comments received from the Staff of the Commission by letter dated April 20, 2010. Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have included the text of the Staff’s comments.

Form 10-K for the year ended December 31, 2009

Item 3. Legal Proceedings, page 15

1.	We note the $10 million cash payment during the fourth quarter 2009 pursuant to the settlement of a class action lawsuit. Please tell us where this amount is reflected in your statement of cash flows.

Fastenal Response:

The statement of cash flows contains a line described as ‘Accrued expenses’. The 2009 column indicates a $17.526 million use of cash. The $10 million cash payment is a component of this amount.

Mr. Terence O’Brien Branch Chief April 23, 2010 Page 2 of 3	2001 Theurer Blvd. Winona, MN 55987 www.fastenal.com

2.	We note the letter dated January 26, 2010 from a fastener supplier. You disclose that based on your preliminary inquiry, you believe it is remote that this claim would have a material adverse impact on your financial position, cash flow, or results of operations, and that you believe disclosure is prudent due to the alleged amount of the claim and the threat to make these allegations public. It appears you believe that it is remote that a liability would be incurred related to this claim/matter. If so, please revise future filings to clarify this belief. If not, please revise future filings to provide the information in ASC Topic 450-20-50-4.

Fastenal Response:

As indicated, this supplier letter was received by our organization on the eve of filing our Form 10-K. We have revised our disclosure in our Form 10-Q for the first quarter of 2010 to clarify our belief that the prospect that we will incur a material liability as a result of this claim is remote.

3.	Please revise future filings to disclose the alleged amount of the claim from the fastener supplier, or tell us why you believe the amount is not material information for investors.

Fastenal Response:

The amount of damages alleged by this supplier was approximately $180 million. The amount cited by this supplier was so ridiculous, based on the facts regarding our business relationship, that we believed it would be misleading to investors to disclose the amount. However, given the reckless nature of the threat we chose to disclose the existence of the letter to (1) eliminate the coercive impact of the supplier’s threat and (2) minimize the potential for temporary volatility in our stock price that might result if the supplier were to recklessly make this issue public in some manner.

Management’s Discussion and Analysis, page 19

4.	You disclose on page 24 that the gross profit margin decrease from 2008 to 2009 was driven by different factors, primarily inflation, competitive pressures, and rebate programs and volume incentives received from your suppliers. We note the second page of the president’s letter to shareholders echoes these factors. In future filings, please quantify, to the extent material and practicable, the impact each factor you identify has on your gross profit margin. Refer to Item 303(a)(3)(i) of Regulation S-K.

Mr. Terence O’Brien Branch Chief April 23, 2010 Page 3 of 3	2001 Theurer Blvd. Winona, MN 55987 www.fastenal.com

Fastenal Response:

We have added to the comparable disclosure in our Form 10-Q for the first quarter of 2010 a statement indicating that each of the three factors had a substantially equal impact on the drop in our gross margins between 2009 and 2010. To the extent these factors continue to materially impact our gross margins in future periods and are viewed by us to be unusual or infrequent events or significant economic changes, we will, to the extent practicable, quantify that impact in a similar manner in our reports for those periods.

Item 9A. Controls and Procedures, page 53

5.	We note the disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Securities Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Fastenal Response:

The Staff’s comment is noted. This was an oversight on our part. We had previously modified the language in this disclosure in our quarterly filings to include the referenced clarifying language; however, we neglected to conform our Form 10-K filing. We will do so in the future.

As requested in your letter, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me directly at (507) 453-8211 or Sheryl Lisowski at (507) 453-8550.

Sincerely,

Daniel L. Florness
EVP and CFO
Fastenal Company

cc:	Jenn Do, Staff Accountant (via facsimile 703-813-6968)

Sheryl Lisowski – Fastenal Company